Exhibit 21.1
List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation or Organization
Prothena Biosciences Limited	Ireland
Prothena Therapeutics Limited	Ireland
Prothena International Limited	Ireland
Prothena Biosciences Inc	Delaware
Prothena Switzerland GmbH	Switzerland